UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuroMetrix, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

641255104

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255104

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

J.H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Whitney & Co., LLC, a Delaware limited liability company (IRS Identification No. 03-0399998).  The beneficial owners of Whitney & Co., LLC are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer NeuroMetrix, Inc.
(b)	Address of Issuer’s Principal Executive Offices 62 Fourth Avenue Waltham, MA 02451

Item 2.
(a)	Name of Person Filing

(i)            J.H. Whitney III, L.P. is a Delaware limited partnership.  The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows:  Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows:  Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)          Whitney & Co., LLC is a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the beneficial owners of Whitney & Co., LLC are as follows:  Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence (i) J.H. Whitney III, L.P. 177 Broad Street Stamford, CT 06901 (ii) Whitney Strategic Partners III, L.P. 177 Broad Street Stamford, CT 06901

(iii) Whitney & Co., LLC 177 Broad Street Stamford, CT 06901
	(c)	Citizenship

(i)            J.H. Whitney III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(ii)           Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(iii)          Whitney & Co., LLC is a Delaware limited liability company.  All of the beneficial owners of Whitney & Co., LLC are citizens of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 641255104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(i)            J.H. Whitney III, L.P. is the beneficial owner of 0 shares.(1)

(ii)           Whitney Strategic Partners III, L.P. is the beneficial owner of 0 shares.(1)

(iii)          Whitney & Co., LLC is the beneficial owner of 0 shares.(1)

	(b)	Percent of class: (i) 0.00% for J. H. Whitney III, L.P.; (ii) 0.00% for Whitney Strategic Partners III, L.P.; and (iii) 0.00% for Whitney & Co., LLC.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 shares for J. H. Whitney III, L.P.; 0 shares for Whitney Strategic Partners III, L.P.; and 0 shares for Whitney & Co., LLC.
		(ii)	Shared power to vote or to direct the vote 0 shares for J. H. Whitney III, L.P.; 0 shares for Whitney Strategic Partners III, L.P.; and

(1)           Does not include a total of 453,321 shares of Common Stock beneficially owned by members of J.H. Whitney Equity Partners III, L.L.C. and the beneficial owners of Whitney & Co., LLC, with respect to which J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC disclaim beneficial ownership.

0 shares for Whitney & Co., LLC.
(iii) Sole power to dispose or to direct the disposition of 0 shares for J. H. Whitney III, L.P.; 0 shares for Whitney Strategic Partners III, L.P.; and 0 shares for Whitney & Co., LLC.
(iv) Shared power to dispose or to direct the disposition of 0 shares for J. H. Whitney III, L.P.; 0 shares for Whitney Strategic Partners III, L.P.; and 0 shares for Whitney & Co., LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of  J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

J. H. WHITNEY III, L.P.

By: J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

WHITNEY STRATEGIC PARTNERS III, L.P.

By: J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

WHITNEY & CO., LLC

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Partner